CONVERTIBLE NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this "*Agreement*") is entered into as of [EFFECTIVE DATE] by and between Sizigi3, Inc., a Delaware corporation (the "*Company*"), and [ENTITY NAME] (the "*Purchaser*"). This Agreement is one of a series of substantially similar convertible note purchase agreements (collectively, the "*Company Note Purchase Agreements*") being entered into by the Company with other note purchasers (collectively, the "*Company Noteholders*").

1. Sale of Note.

    (a)   Authorization. The Company has authorized the sale and issuance to Purchaser of a convertible promissory note, a copy of which is attached hereto as Exhibit A (the "Note"), in the principal amount of $[AMOUNT]. Such amount will be or has been used for purposes of seed funding (including, without limitation, start-up costs, development costs, transaction costs and general working capital). The Note is one in a series of substantially similar convertible promissory notes (the "*Company Notes*") being issued by the Company to the Company Noteholders in connection with the Company Note Purchase Agreements.

    (b)   Sale. Subject to the terms and conditions of this Agreement, on the date hereof, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, a Note in the principal amount, and for the consideration, of the principal amount identified in Section 1(a). The Company shall deliver the Note to the Purchaser against payment by cancellation of indebtedness or payment of the purchase price therefor by check or wire transfer made to an account designated by the Company.

2. Company Representations. The Company represents and warrants, as of the date hereof, to the Purchaser as follows:

    (a)   Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company is duly qualified to transact business, and is in good standing as a foreign corporation, in California.

    (b)   Authorization. The execution, delivery and performance of this Agreement and the Note by the Company has been duly authorized by all requisite corporate action.

    (c)   Enforceability. This Agreement and the Note, when issued pursuant to the terms hereof, constitute the legal, valid and binding obligation of the Company enforceable in accordance with its and their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights.

    (d)   Securities Valid. When issued pursuant to the terms of this Agreement, the shares of capital stock issuable upon conversion of the Note (if applicable) will be validly issued, fully paid and nonassessable and free of any liens or encumbrances caused or created by the Company; provided, however, that any such securities (as well as the Note) shall be subject to restrictions on transfer under state or federal securities laws as set forth in this Agreement or otherwise required at the time a transfer is proposed.

4811-2773-1394.v2

(e)   Offering Valid.   Assuming the accuracy of the representations and warranties of Purchaser contained in Section 3, the offer, sale and issuance of the Note will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "*1933 Act*"), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. For the avoidance of doubt, the Company makes no representation or warranty regarding any registration, permit or qualification requirements of any applicable foreign securities laws.

3.   Purchaser Representations.   The Purchaser represents and warrants, as of the date of the Note, to the Company as follows:

(a)   Authorization.   The execution, delivery and performance of this Agreement and the Note by the Purchaser has been duly authorized by all requisite corporate action or other applicable action.

(b)   Enforceability.   This Agreement and the Note, when issued pursuant to the terms hereof, constitute the legal, valid and binding obligation of the Purchaser enforceable in accordance with its and their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights.

(c)   Purchase for Own Account.   The Note and shares of capital stock issuable upon conversion of the Note (the "*Shares*") and the common stock of the Company issuable upon conversion of any Shares, if such Shares are a security convertible into the common stock of the Company (collectively with the Note and the Shares, the "*Securities*"), will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to or for the public resale or distribution thereof within the meaning of the 1933 Act, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   Disclosure of Information.   The Purchaser believes it has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Securities to be received by the Purchaser. The Purchaser further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the purchase of the Note and investment in the Securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Purchaser or to which the Purchaser had access.

(e)   Investment Experience.   The Purchaser understands that the investment in the Securities involves substantial risk. The Purchaser has experience as an investor in securities of companies in the development stage and acknowledges that the Purchaser is able to fend for himself, can bear the economic risk of the Purchaser's investment in the Securities and has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities and protecting his own interests in connection with such investment.

(f)   Restricted Securities.   The Purchaser understands that the Securities will be characterized as "*restricted securities*" under the 1933 Act inasmuch as they are being acquired

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from the Company in a transaction not involving a public offering and that, under the 1933 Act and applicable regulations thereunder, such securities may be resold without registration under the 1933 Act only in certain limited circumstances. In this connection, the Purchaser is familiar with Rule 144 promulgated by the Securities and Exchange Commission (the "*SEC*"), as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act. The Purchaser understands that: (i) the Company is under no obligation to register any of the Securities; (ii) no public market now exists for any of the Securities; and (iii) it is uncertain whether a public market will ever exist for the Securities.

(g) Residence. If the Purchaser is an individual, then the Purchaser resides in the location provided by WeFunder. If the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its investment decision was made is located at the address or addresses of the Purchaser provided by Wefunder.

(h) Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Purchaser has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including: (i) the legal requirements within its jurisdiction for the purchase of the Securities; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any government or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Company's offer and sale and the Purchaser's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable foreign securities laws or other laws of the Purchaser's jurisdiction.

(i) Risk Factors. The Purchaser understands that: (i) the Company is a business with a limited history of operations; (ii) substantial amounts of additional investment may be required by the Company, which the Company may be unable to obtain on acceptable terms (if at all); (iii) other companies with substantially more resources may engage in similar or competitive activities; (iv) governmental regulations and licensing requirements may present barriers to the Company; (v) the Company's business plan and financial projections are not guarantees, cannot be relied upon and may not be achieved; and (vi) the Company's intended business may not prove to be viable or profitable.

(j) Legends. The Purchaser understands that the certificates evidencing the Securities may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("*ACT*"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED AND QUALIFIED PURSUANT TO THE APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION APPLIES. THEREFORE, NO SALE OR TRANSFER OF THESE SECURITIES SHALL BE MADE, NO ATTEMPTED SALE OR TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION

4811-2773-1394.v2

UNLESS (A) SUCH TRANSACTION HAS BEEN DULY REGISTERED UNDER THE ACT AND QUALIFIED OR APPROVED UNDER APPROPRIATE STATE SECURITIES LAWS OR (B) THE ISSUER HAS FIRST RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

and that the foregoing legend will be removed by the Company from any certificate evidencing the Securities only upon delivery to the Company of an opinion by counsel, reasonably satisfactory to the Company, that a registration statement under the 1933 Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect; provided, however, that no opinion of counsel shall be required for such a transfer in compliance with Rule 144. The Purchaser understands that the certificates evidencing the Securities may bear any other legend required by the laws of the State of California, including any legend required by the California Department of Corporations and Sections 417 and 418 of the California Corporations Code, or any other state securities laws.

(k)   Reliance. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement (including the purchase of the Note), the Purchaser has relied solely upon the representations and warranties of the Company set forth in this Section 3 (and acknowledges that such representations and warranties are the only representations and warranties made by the Company) and has not relied upon any other information provided by, for or on behalf of the Company or its affiliates or representatives, to the Purchaser in connection with the transactions contemplated by this Agreement. The Purchaser has entered into this Agreement and the transactions contemplated hereby with the understanding, acknowledgment and agreement that no representations or warranties, express or implied, are made with respect to any projections, forecasts, estimates, plans and budgets.

4. "Market Stand-Off" Agreement. If reasonably requested by the Company and an underwriter of shares of the common stock of the Company, then the Purchaser shall (and hereby does) agree not to sell, contract to sell or otherwise transfer or dispose of any shares of the common stock (or other securities) of the Company then owned by the Purchaser (other than those included in the registration, if any), or grant any option, warrant, convertible security or other right to acquire such stock or any other interest therein, during the one hundred eighty (180) day period (or such shorter period as is permitted or requested by the underwriter) following the effective date of a registration statement of the Company filed under the 1933 Act; provided, however, that: (i) such agreement shall only apply (x) to the first such registration statement of the Company which covers securities to be sold on its behalf to the public in an underwritten offering and (y) if all officers and directors of the Company then holding any securities of the Company and all shareholders then holding at least one percent (1%) of the securities of the Company are bound by and have entered into similar agreements; and (ii) such agreement shall not apply to (a) a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated by the SEC in the future or (b) a registration relating solely to an SEC Rule 145 transaction on Form S-4 or similar forms that may be promulgated by the SEC in the future. In order to enforce the above covenant, the Company shall have the right to place restrictive legends on any certificates representing securities subject to such covenant and to impose stop-transfer instructions with respect to such securities. Any underwriter of shares of the common stock of the Company shall be deemed a third party beneficiary of this provisions of this Section 4,

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and the Purchaser shall execute any further documents consistent with the provisions of this Section 4 as the Company and any such underwriter may reasonably request.

5. California Commissioner of Corporations. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SUCH SECURITIES IS EXEMPT FROM SUCH QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

6. General Provisions.

(a) Entire Agreement; Amendment. This Agreement and the Note represent the entire agreement between the Company and the Purchaser with respect to the subject matter hereof and thereof, supersede all prior agreements and understandings with respect to the subject matter hereof and thereof. This Agreement may be amended or waived only in a writing signed by the Company and the Purchaser. Any amendment or waiver so effected shall be binding upon the Company and the Purchaser (as well as the Company Noteholders) and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

(b) Successors and Assigns. This Agreement and the Note shall bind and benefit the successors, assigns, heirs, executors and administrators of the parties (including, without limitation, any successor corporation to the Company). The rights of the Purchaser under this Agreement may not be assigned without the written consent of the Company (which shall not be unreasonably withheld or delayed in the event of any transfer by the Purchaser to an affiliate of the Purchaser).

(c) Governing Law; Prevailing Party. This Agreement and the Note shall be governed in all respects by the laws of the State of California without regard to conflict of laws principles, provided that the parties mutually agree to waive and hereby do waive all claims for and rights to recover any special, consequential and punitive damages. If a party prevails against the other party with respect to any action to enforce this Agreement or otherwise with respect to the relationship between the parties under this Agreement and the Note, then the non-prevailing party shall reimburse the prevailing party for costs, expenses and attorneys' fees reasonably incurred by the prevailing party with respect to such action.

(d) Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be transmitted by facsimile, or, if sent within the United States, sent by Federal Express or a similar delivery service which provides tracking and delivery confirmation, postage prepaid, to the address provided by Wefunder. Notwithstanding the foregoing, notices and other communications sent by any other means, including electronic means

4811-2773-1394.v2

such as email, shall be deemed delivered upon express acknowledgement of receipt.

(e) <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Counterparts may also be delivered by facsimile or e-mail.

(f) <u>Acknowledgment</u>. The Purchaser agrees that Pillsbury Winthrop Shaw Pittman LLP has acted as counsel for the Company and no other person or entity in connection with this Agreement and that Pillsbury Winthrop Shaw Pittman LLP does not by virtue of this Agreement, have any attorney-client relationship with the Purchaser. BY SIGNING BELOW, THE PURCHASER ACKNOWLEDGES AND AGREES THAT: (I) THE PURCHASER IS ENTERING INTO THIS AGREEMENT KNOWINGLY AND VOLUNTARILY; (II) THE PURCHASER HAS CAREFULLY READ AND FULLY UNDERSTANDS ALL THE PROVISIONS OF THIS AGREEMENT; (III) THIS AGREEMENT IS OF SERIOUS LEGAL CONSEQUENCES; AND (IV) THE PURCHASER HAS BEEN ADVISED TO CONSULT WITH LEGAL AND TAX ADVISERS BEFORE EXECUTING THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

4811-2773-1394.v2

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]_____.

COMPANY:

Sizigi3, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

[Attached]

THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("*ACT*"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED AND QUALIFIED PURSUANT TO THE APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION APPLIES. THEREFORE, NO SALE OR TRANSFER OF THESE SECURITIES SHALL BE MADE, NO ATTEMPTED SALE OR TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION HAS BEEN DULY REGISTERED UNDER THE ACT AND QUALIFIED OR APPROVED UNDER APPROPRIATE STATE SECURITIES LAWS OR (B) THE ISSUER HAS FIRST RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [INVESTMENT DATE]

Sizigi3, Inc., a Delaware corporation (the "*Company*"), for value received, hereby promises to pay to the order of [ENTITY NAME] or a registered assignee ("*Holder*") the principal sum as indicated above upon written demand from the Requisite Majority (as defined below) no earlier than the date occurring twenty-four (24) months after the Funding Date (as defined below) (the "Maturity Date"), as specified herein, and to pay simple interest thereon (calculated on the basis of a 365 day year and actual days lapsed) at a rate of 5% per annum, accruing from the date of issuance of this Convertible Promissory Note (this "*Note*") until the date this Note is paid in full (or, if applicable, the date of conversion pursuant to a Qualified Financing (as defined below)). Unless earlier converted in accordance herewith, the unpaid principal amount plus accrued interest therein of the Note shall be due and payable in full on the Maturity Date.

This Note is issued pursuant to that certain Convertible Note Purchase Agreement, dated as of [INVESTMENT DATE], between the Company and Holder (the "*Purchase Agreement*"). The "*Funding Date*" means the date of the last issuance of a Convertible Promissory Note corresponding to the overall financing to which this Note relates. Defined terms used herein shall have their respective meanings as set forth in the Purchase Agreement unless otherwise defined herein. This Note is one in a series of substantially similar convertible promissory notes (the "*Company Notes*") being issued by the Company in connection with the Company Note Purchase Agreements (such term being defined in the Purchase Agreement with the understanding that such overall financing shall not exceed $2,000,000 under the Company Notes). The holders of the Company Notes are referred to herein as the "*Company Noteholders*." The holders of a majority of the aggregate principal amounts outstanding under the Company Notes are referred to herein as the "*Requisite Majority*."

1. Maximum Interest. In no event whatsoever shall the amount paid, or agreed to be paid to Holder, for the use, forbearance or detention of money loaned hereunder or otherwise, for the performance or payment of any covenant or obligation contained herein, exceed the maximum amount permissible under applicable law. If from any circumstance whatsoever fulfillment of any provision hereof exceeds the limit of validity prescribed by law, then, ipso facto, the obligation to

be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance Holder shall ever receive as interest under this Note or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing hereunder and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal, such excess shall be refunded to the Company. The difference in value, if any, between the principal amount of this Note plus accrued interest therein and the ultimate value of the QF Conversion Price (as defined below) is not a payment "for use, forbearance or detention of money loaned hereunder or otherwise, for the performance or payment of any covenant or obligation contained herein," rather it is a component of a purchase price formula and not subject to the limitations of this Section 1.

2.   Conversion.

(a)   Qualified Financing. In the event of one or more cash closings for a minimum in the aggregate of $2,000,000 (excluding amounts under the Company Notes and any other convertible promissory notes) in an equity financing (a "*Qualified Financing*") issuing capital stock of the Company on or prior to the Maturity Date (the "*Financing Stock*"), this Note shall automatically convert into the number of shares of Financing Stock determined by dividing (i) the sum of the principal amount of this Note plus accrued interest thereon by (ii) the QF Conversion Price, and then rounding that number down to the nearest whole number (i.e., no fractional shares of Financing Stock will be issued, and the Company will pay the amount corresponding to fractional shares in cash at the time the Company issues the Financing Stock to Holder). The "*QF Conversion Price*" shall be the lesser of (x) 85% of the price per share at which the Financing Stock is sold in the Qualified Financing or (y) the price per share determined by dividing $9,000,000 by the aggregate number of shares outstanding of Common Stock immediately preceding a Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Company Notes or any other convertible promissory notes). Subject to Holder's execution of any related agreement(s), (1) the shares of Financing Stock received by Holder pursuant to a conversion of this Note as provided in this Section 2(a) (the "*Conversion Shares*") shall have rights, preferences and privileges identical to those shares received by investors in the Qualified Financing and (2) such Conversion Shares shall benefit from representations, warranties, covenants and registration rights, if any, of and from the Company which are identical to those received by such investors. Holder hereby agrees to execute and deliver to the Company all such related agreement(s). For clarity, all such related agreements are expected to include a stock purchase agreement, an investors' rights agreement, a voting agreement and a right of first refusal and co-sale agreement and any other agreement that may be required by the investors in the Qualified Financing. Any conversion of this Note pursuant to this Section 2(a) shall be deemed to have been made concurrently with the closing of the first issuance and sale of shares of Financing Stock and on and after such date the person entitled to receive the Conversion Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Conversion Shares and a purchaser of such Conversion Shares under the stock purchase agreement governing the Qualified Financing (and any other agreements related to the Qualified Financing) and shall be bound by the terms of such stock purchase agreement (and such other agreements).

(b)   Conversion Procedure. Upon any conversion of this Note, Holder shall surrender this Note, duly endorsed, at the principal office of the Company. At its expense, the

Company shall, as soon as practicable thereafter, issue and deliver to Holder at such principal office a certificate or certificates for the number of shares of equity securities to which Holder shall be entitled upon such conversion (bearing such legends as are required by any applicable agreements and applicable state and federal securities laws), together with any other securities and property to which Holder is entitled upon such conversion under the terms of this Note. For clarity, upon the occurrence of a Qualified Financing, this Note shall be deemed to be converted to Conversion Shares for the benefit of Holder as set forth in this Section 2, notwithstanding any failure to follow the conversion procedure and any such failure, in whole or in part, shall not be deemed an Event of Default (as defined below).

3. <u>Registration and Legends</u>. This Note and the shares issuable upon conversion of this Note have not been registered under the Act. Upon conversion, in whole or in part, of this Note, the certificates representing the shares shall bear the following legend (or a substantially similar legend):

> THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("*ACT*"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED AND QUALIFIED PURSUANT TO THE APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION APPLIES. THEREFORE, NO SALE OR TRANSFER OF THESE SECURITIES SHALL BE MADE, NO ATTEMPTED SALE OR TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION HAS BEEN DULY REGISTERED UNDER THE ACT AND QUALIFIED OR APPROVED UNDER APPROPRIATE STATE SECURITIES LAWS OR (B) THE ISSUER HAS FIRST RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

4. <u>Events of Default/Acceleration</u>. The occurrence and continuance of any one or more of the following events shall constitute an "*Event of Default*" hereunder:

(a) The Company fails to pay any amount due under this Note when due, and the same is not remedied within five (5) business days after Holder provides written notice of such failure; or

(b) The Company makes a general assignment for the benefit of creditors; any proceeding is instituted by or against the Company seeking to adjudicate it as bankrupt or insolvent, seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debts, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property or the Company takes any corporate action to authorize any of the actions set forth above in this <u>Section 4(b)</u>, provided that, in any such case, if the same is dismissed or vacated within thirty (30) days of being instituted, then any such default shall be deemed cured.

Upon any Event of Default under this Note, the then unpaid principal and accrued interest shall, at the election of Holder, be immediately due and payable, all without demand, presentment or notice, each of which is hereby waived by the Company, and Holder shall have all other rights accorded under this Note by law. All sums remaining unpaid on the Maturity Date or the accelerated maturity date shall bear interest at the rate specified above.

5. <u>Persons Deemed Owners</u>. This Note shall not be assigned or transferred by Holder without the written consent of the Company (which shall not be unreasonably withheld or delayed in the event of any transfer to an affiliate of Holder). Therefore, the Company may treat the person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note shall be overdue, and the Company shall not be affected by notice to the contrary.

6. <u>Prepayment</u>. The Company may not elect to prepay this Note at any time, without the prior written consent of Holder. Upon Holder's prior written consent and confirmed receipt of payment of the entire unpaid principal and interest by the Company, this Note and any and all rights and obligations of either party therein shall become null and void.

7. <u>Notices</u>. All notices and other communications required or permitted hereunder shall be in writing and shall be transmitted by facsimile, or, if sent within the United States, sent by Federal Express or a similar delivery service which provides tracking and delivery confirmation, postage prepaid, to the address set forth below, or below the recipient's signature below, or at such other address as the recipient shall have furnished to the other party in writing, and shall be deemed delivered upon receipt. Notwithstanding the foregoing, notices and other communications sent by any other means, including electronic means such as email, shall be deemed delivered upon express acknowledgement of receipt.


If to Company: Sizigi3, Inc.
           550 W B St 4th Floor
           San Diego, California 92101
           Attn: Tony Malz

with a copy to: Pillsbury Winthrop Shaw Pittman LLP
           12255 El Camino Real, Suite 300
           San Diego, CA 92130
           Attn: Christian Salaman


If to Holder, to the address provided by Wefunder.

8. <u>Binding Effect</u>. The terms of this Note shall inure to the benefit of and bind the parties hereto and their successors and permitted assigns. The term "the Company" shall include the Company and any other person or entity who may subsequently become liable for the payment hereof. The term "Holder" shall include the named Holder and any other person or entity to whom this Note or any interest in this Note is permitted to be conveyed, transferred or assigned.

9.   Amendment or Waiver. This Note may be amended, and any of the terms of this Note may be waived, in an instrument executed by (or by the agreement of) the Company and the Requisite Majority.

10.   Governing Law; Prevailing Party. This Note shall be governed by and construed in accordance with the laws of the State of California without regard to conflict of laws principles, provided that the parties mutually agree to waive and hereby do waive all claims for and rights to recover any special, consequential and punitive damages. If a party prevails against the other party with respect to any action to enforce this Note or otherwise with respect to the relationship between the parties under this Note, then the non-prevailing party shall reimburse the prevailing party for costs, expenses and attorneys' fees reasonably incurred by the prevailing party with respect to such action.

11.   Expenses. Holder and the Company shall pay its own costs and expenses (including, without limitation, attorney's fees) incurred with respect to the negotiation, execution, delivery and performance of this Note and the Purchase Agreement.

12.   Counterparts. This Note may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE] _____.

Investment Amount: $[AMOUNT] _____

COMPANY:

Sizigi3, Inc.
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited